UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY  NOTE

This current report on Form 6-k was submitted in connection with senior management change of 9F Inc. ( the “Company”). Effective April 1, 2020, the Company will make the following adjustments to some senior management positions, due to internal management organization adjustment reflecting the Company’s latest business strategy:

Each position of executive president of the Company, chief executive officer of One Card business, and chief executive officer of Jiufu Puhui will be cancelled.

New positions of chief operating officer, director of international business and chief executive officer of Southeast Asia business will be created.

Lei Liu will serve as the president of the Company.

Lixing Chen will serve as the chief operating officer of the Company and the chairman of Jiufu Puhui.

Zengxiao Jin will serve as the chief risk officer of the Company and chief executive officer of Southeast Asia business.

Xiaojun Yang will serve as director of international business.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Sun
	Name:	Lei Sun
	Title:	Chairman of the Board of Directors

Date: April 1, 2020

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